UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

(Amendment No. ___)*

Under the Securities Exchange Act of 1934

NewLead Holdings Ltd.

(Name of Issuer)

Common shares, par value $0.01 per share

(Title of Class of Securities)

G64626 115

(CUSIP Number)

February 14, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d–1(b)
[  ] Rule 13d–1(c)
[  ] Rule 13d–1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G64626 115
1		Names of reporting persons Piraeus Bank S.A.
2		Check the appropriate box if a member of a group
(a) [ ]
(b) [X]
3		SEC use only
4		Citizenship or place of organization Greece
	Number of shares beneficially owned by each reporting person with:	5 Sole voting power 46,250,000(1)
6 Shared voting power 0
7 Sole dispositive power 46,250,000(1)
8 Shared dispositive power 0
9		Aggregate amount beneficially owned by each reporting person 46,250,000(1)
10		Check if the aggregate amount in Row (9) excludes certain shares (see instructions) Not applicable
11		Percent of class represented by amount in Row (9) 6.6%(1)
12		Type of reporting person (see instructions) FI

 (1)  See response to Item 4.

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Item 1.
(a)	Name of issuer: Newlead Holdings Ltd.
(b)	Address of issuer's principal executive offices: 83 Akti Miaouli & Flessa Str., Piraeus Greece 185 38
Item 2.
(a)	Name of person filing: Piraeus Bank S.A.
(b)	Address or principal business office or, if none, residence: 4 Amerikis Street, Athens 10564, Greece
(c)	Citizenship: Greece
(d)	Title of class of securities: Common shares, par value $0.01 per share
(e)	CUSIP No.: G64626 115
Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:
(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);
(e)	[ ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);
(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);
(g)	[ ] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);
(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);
(j)	[X] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

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(k)	[ ] Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 46,250,000(2)
(b)	Percent of class: 6.6%(3)
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 46,250,000(2)
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 46,250,000(2)
(iv) Shared power to dispose or to direct the disposition of 0

(2)
All of the securities to which this Schedule relates (the “Shares”) are to be acquired by Piraeus Bank S.A. (“Piraeus Bank”) pursuant to the terms of a certain Principal Agreement, dated June 20, 2012 (the “Principal Agreement”), among Piraeus Bank, the Issuer and certain subsidiaries of the Issuer (the Issuer and such subsidiaries collectively the “Newlead Obligors”) relating to the restructuring of certain debt obligations of the Newlead Obligors to Piraeus Bank and the release of certain related security interests.  The Principal Agreement contemplated, among other things, the issuance of the Shares to Piraeus Bank (or its nominee) upon the satisfaction of certain conditions precedent, some of which were not subject to Piraeus Bank’s discretion or control. Under the Principal Agreement, the exact number of Shares to be issued to Piraeus Bank would reflect the aggregate amounts due and payable to Piraeus Bank (after the partial repayment of that aggregate amount using the proceeds of the anticipated sale of certain assets of the Newlead Obligors) divided by a fixed price per share, such price subject in certain circumstances to adjustment so as to preserve the equivalent economic value of the Shares to be received by Piraeus Bank in relation to that of certain shares of the Issuer to be received by certain other creditors of the Issuer.

In 2013, the Issuer and Piraeus Bank reached an agreement in principle to amend the Principal Agreement to provide that 46,250,000 Shares will be issued to Piraeus Bank under that agreement, subject to satisfactory documentation of the amendment. Piraeus Bank disclaims beneficial ownership of the Shares or any other equity securities of the Issuer prior to the agreement in principle.

Any and all such Shares were acquired and are held by Piraeus Bank in the ordinary course of its business without the purpose of changing or influencing control of the Issuer. The filing of this schedule shall not be construed as an admission that Piraeus Bank or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Exchange Act.

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(3)	The percent ownership is calculated based upon an aggregate of 701,904,963 shares outstanding upon consummation of a certain capital contribution transaction as reported in the Issuer’s Form 6-K furnished under the Securities Exchange Act of 1934, as amended, on January 23, 2013.

Item 5. Ownership of 5 Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to banking institutions in Greece is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

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SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013
By:	PIRAEUS BANK S.A. /s/ Dimitrios Voukas
Name: Title:	Signature Dimitrios Voukas Director Group Participations Division
By:	/s/ Jason Dallas
Name: Title:	Signature Jason Dallas Senior Relationship Manager Shipping Centre

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